Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
June 30, 2011

	Three Months Ended		Nine Months Ended
	June 30		June 30
	2011	2010	2011	2010
	(Dollars in thousands)
Income (loss) from continuing operations before provision for income taxes per statement of income	$(3,197)	$(5,806)	$311,997	$322,228
Add:
Portion of rents representative of the interest factor	1,764	1,891	5,350	5,768
Interest on debt & amortization of debt expense	35,845	37,267	112,615	115,481

Income as adjusted	$34,412	$33,352	$429,962	$443,477

Fixed charges:
Interest on debt & amortization of debt expense (1)	$35,845	$37,267	$112,615	$115,481
Capitalized interest (2)	345	1,558	1,096	3,333
Rents	5,291	5,673	16,049	17,303
Portion of rents representative of the interest factor (3)	1,764	1,891	5,350	5,768

Fixed charges (1)+(2)+(3)	$37,954	$40,716	$119,061	$124,582

Ratio of earnings to fixed charges	0.91	0.82	3.61	3.56